MIV THERAPEUTICS, INC.

Unit 1, 8765 Ash Street, Vancouver, British Columbia, Canada, V6P 6T3

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January 16, 2007

Via EDGAR and facsimile (to 1-(202) 772-9218)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
Mail Stop 7010

Attention:       Mr. Tim Buchmiller, Counsel

Dear Mr. Buchmiller:

Re:

MIV Therapeutics, Inc. (the "Company")
File No. 333-135797
Amendment No. 1 to Registration Statement on Form SB-2 dated December 18, 2006
Follow-up Acceleration Request for Registration Statement

          MIV Therapeutics, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "SEC") that the registration statement be permitted to become effective at 2:30 p.m., Washington, D.C. time, on Tuesday, January 16, 2007, or as soon hereafter or thereafter as is practicable. Please advise our special counsel, Thomas J. Deutsch, of Lang Michener LLP, Lawyers - Patent & Trade Mark Agents; at phone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

          In connection with our request for acceleration we confirm that:

(a)     we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

(b)     should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)     the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)     the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          In addition, and in connection with the SEC's review of the Company's within acceleration request, we also confirm that:

(i)     to the best of the Company's knowledge, information and belief, having made due enquiry, the Company has filed all of its Securities Exchange Act of 1934 required filings in the last 12 months in a timely fashion; and

(ii)     to the best of the Company's knowledge, information and belief, having made due enquiry, the Company's Quarterly Report on Form 10-QSB for the period ended November 30, 2006 (the "Quarterly Report"):

(A)     will be timely filed after the declaration of effectiveness has been made for our registration statement; and

(B)     there have been no material trends, events or transactions that have arisen subsequently to the date of the latest balance sheet included in our registration statement that would materially affect an investor's understanding of the registrant's financial condition and the results of its operations.

          Yours very truly,

          MIV THERAPEUTICS, INC.
          Per:     s/s "Patrick A. McGowan"
          Patrick A. McGowan,
          Executive Vice President, Secretary, Chief Financial Officer, Principal Accounting Officer
          and a director of the Company

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